Exhibit 99.1

EHI CAR SERVICES LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 16, 2016

Dear Shareholder,

Notice is hereby given that eHi Car Services Limited, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at the offices of eHi Car Services Limited, Unit 12/F, Building No. 5, Guosheng Center, 388 Daduhe Road, Shanghai, People’s Republic of China, at 10:00 a.m. (China Standard Time) on December 16, 2016/9:00 p.m. (Eastern Standard Time) on December 15, 2016 for the purpose of considering and, if thought fit, passing the following resolutions:

1.              that Mr. Ray Ruiping Zhang be re-elected as a director of the Company.

2.              that Mr. Greg R. Stubblefield be re-elected as a director of the Company.

3.              PricewaterhouseCoopers Zhong Tian LLP be appointed as independent auditor of the Company for the fiscal year ending December 31, 2016.

You can find more information about the agenda in the attached proxy statement.  Only shareholders registered in the register of members of the Company at the close of business on November 10, 2016 are entitled to attend and vote at this meeting or at any adjournment that may take place.

We cordially invite all shareholders of the Company to attend the annual general meeting in person.  However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder.  A proxy need not be a shareholder of the Company.  Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting.  If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so.  Your proxy is revocable in accordance with the procedures set forth in the proxy statement.  This proxy is to be delivered to the attention of Yuanyuan Xin, Legal Director, eHi Car Services Limited, Unit 12/F, Building No. 5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, People’s Republic of China, and arrive no later than 48 hours prior to the meeting.  The Notice of the Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2015 Annual Report are also available through our website at http://ehi.investorroom.com/.

By Order of the Board of Directors,

/s/ Ray Ruiping Zhang
Ray Ruiping Zhang
Chairman of the Board and
Chief Executive Officer
November 16, 2016